Mail Stop 3010

May 28, 2009

**Via U.S. Mail and Fax (317) 685-7222**
Mr. Stephen E. Sterrett
Executive Vice President and Chief Financial Officer
Simon Property Group, L.P.
225 West Washington Street
Indianapolis, IN 46204

  RE: **Simon Property Group, L.P.**
     **Forms 10-K and 10-K/A for the fiscal year ended December 31, 2008**
     **Filed March 2, 2009 and May 8, 2009**
     **File No. 333-11491**

Dear Mr. Sterrett:

  We have reviewed your response letter dated May 20, 2009 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 10. Equity

Temporary Equity, page 51

1. We have reviewed your response to prior comment 2 and your revised disclosure. Please confirm, if true, that all of the preferred units are accounted for at liquidation value.

Permanent Equity, page 53

2. It appears that the Series C 7.00% Cumulative Convertible Preferred Units contain terms which may require cash settlement under scenarios outside of your

control.  Please clarify how you determined that these units should be accounted for as permanent equity.

Exchange Rights, page 56

3.  It appears that the right of the Limited Partners to exchange their units for cash or shares of Simon Property Group, Inc. (the REIT), at the option of the REIT potentially results in cash settlement under scenarios outside of the control of Simon Property Group, L.P..  Please clarify how you determined that units held by the Limited Partners should be accounted for as permanent equity. Additionally, tell us how you have valued these units. Refer to EITF D-98.

4.  Please tell us whether the General Partner(s), including the REIT, have similar exchange rights and if so how these GP interests were analyzed under D-98.

Please respond to the comments included in this letter within ten business days.  If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
*Branch Chief*